June 16, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ACTUATE CORPORATION (FILE NO.: 000-24607)

FORM 10-K: FISCAL YEAR ENDED DECEMBER 31, 2005;

FILED MARCH 13, 2006

FORM 8-K: FILED JANUARY 5, 2006

FORM 8-K: FILED JANUARY 31, 2006

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 9, 2006 (the “Supplementary Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain additional information regarding the above-referenced filings. This information is being provided as a supplement to our May 18, 2006 response (the “Original Response”) to the Staff’s original request for supplemental information dated April 13, 2006 (the “Comment Letter”). For your convenience, the section headings and numberings of this Amended Response correspond to the section headings and numberings used by the Staff in the Supplementary Comment Letter and the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Supplementary Comment Letter dated June 9, 2006

Form 8K filed January 31, 2006 and April 25, 2006

1. Please refer to comment 7 in our letter dated April 13, 2006. We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently we believe it should be removed.

Comment Letter dated April 13, 2006

7.	In view of the nature, content and format of your reconciliation of GAAP to non-GAAP financial measures presentation, it is not evident whether your presentation complies with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operation could reasonably be interpreted to imply that the presentation is based on a set of accounting rules or principles when in fact, that is not the case. Tell us why you believe this presentation complies with Regulation G. If you choose to continue this presentation, each GAAP financial item adjusted to arrive at non-GAAP results, such as Cost of License Fees, General and Administrative, Provision for Income Taxes, among others, are considered non-GAAP financial measures which require all disclosures pursuant to Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 8 and of the FAQ.

Based upon the Comment Letter and the Supplementary Comment Letter, the Company has reviewed the Commission’s rules governing non-GAAP financial measures, including Regulation G and Item 10(e)(1)(i) of Regulation S-K, as well as the Staff’s guidance in its FAQ.

As a result of its review of such rules and related Staff guidance, the Company proposes to modify its reconciliation of GAAP to non GAAP financial measures to further enhance its compliance with Regulation G (“Proposed Reconciliation”). Such modifications would include:

a. Where appropriate, providing a footnoted description of adjusted items contained in the reconciliation;

b. Where appropriate, expanding the footnoted descriptions of adjusted items to provide the reader with additional information, such as the nature and timing of the item, underlying assumptions contained in the adjusted item and other information; and

c. Revising the format of the reconciliation table presented in our financial press releases. The revised disclosure related to the Company’s quarter ended March 31, 2006 and filed April 25, 2006, would have taken the form attached hereto as Exhibit A (“Reconciliation Table”).

The Company proposes to use the aforementioned Proposed Reconciliation, together with the Proposed Disclosure as discussed in Response 5 of the Original Response, to further enhance the Company’s compliance with the above-cited Commission rules and Staff guidance in future periodic reports, press releases or other disclosures filed with or furnished to the Commission.

Should you have any further questions, please do not hesitate to call me at (888) 422-8828.

Sincerely,

/s/ Dan Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Mr. Patrick Gilmore, Division of Corporate Finance

Mr. Thomas Ferraro, Division of Corporate Finance

EXHIBIT A

Reconciliation Table

ACTUATE CORPORATION

Reconciliation of GAAP to Non-GAAP Financial Measures

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31		(a)
	2006	2005	Notes
GAAP net income (loss) before income taxes	(21)	438
Non-GAAP adjustments:
Amortization of purchased technology	165	383	(b	)
Amortization of other intangibles	237	276	(c	)
Stock compensation expense under FAS123R	1,553	—	(d	)
In-process R&D	900	—
Legal costs related to Microstrategy	—	186	(e	)
Restructuring charges	—	569

Non-GAAP income before income taxes	2,834	1,852
Non-GAAP tax provision	850	695	(f	)

Non-GAAP net income	1,984	1,157

Basic non-GAAP net income per share	0.03	0.02

Shares used in basic per share calculation	60,183	62,092	(g	)

Diluted non-GAAP net income per share	0.03	0.02

Shares used in diluted per share calculation	66,542	64,628	(g	)

(a)	This table contains financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Such measures are intended to serve as a supplement to the GAAP results presented elsewhere in this press release, and should not be considered in isolation or as a substitute for such GAAP results. See the section entitled Discussion of Non-GAAP Financial Measures in this press release for additional information regarding: the manner in which management uses these non-GAAP financial measures; the economic substance behind management’s decision to use such measures; the material limitations associated with use of these non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure; the manner in which management compensates for these limitations when using these non-GAAP financial measures; and the substantive reasons why management believes these non-GAAP financial measures provide useful information to investors.
(b)	Amortization of purchased technology acquired in the performancesoft, Nimble and Tidestone acquisitions. Purchased technology is amortized over the estimated life of the underlying asset.
(c)	Amortization of other intangibles includes identifiable intangible assets including trade names, employment agreements and customer relationships acquired through various acquisition transactions. Other identified intangible assets are amortized over the estimated remaining life of the underlying intangibles.
(d)	Prior to January 1, 2006, Actuate accounted for stock compensation under Accounting Principles Board, Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In accordance with APB 25, Actuate historically used the intrinsic value method to account for stock compensation expense. As of January 1, 2006 Actuate accounts for stock compensation expense under the fair value method. As Actuate adopted the modified prospective transition method, results for prior periods have not been restated under the fair value method for GAAP purposes. Actuate is presenting a non-GAAP adjusted net income per diluted share financial measure which excludes stock based compensation expense for all periods presented. For the three months ended March 31, 2006, stock-based expense included approximately $1, $181, $572, $294, and $505 related to cost of license revenues, cost of services revenues, sales and marketing expense, research and development expense and general and administrative expense, respectively.
(e)	Legal costs related to the litigation with MicroStrategy, Incorporated.
(f)	The provision for income taxes used in arriving at the non-GAAP net income for all of the periods presented was computed using an income tax rate of 30% and 37.5% for fiscal years 2006 and 2005, respectively. We use this normalized effective tax rate of 30% because it reflects our best estimate of an average long-term tax rate assuming a certain forecasted geographic business mix. This rate is subject to change as the geographic business mix and statutory tax rates and their effect on the estimated tax rate differ over time.
(g)	Shares used in calculating basic and diluted earnings per share have been adjusted to reflect what the share amounts would have been if they were calculated using non-GAAP results.

3